UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2026

001-43178

(Commission File Number)

FORT TECHNOLOGY INC.

(Exact name of Registrant as specified in its charter)

325 Front Street West

2nd Floor

Toronto, Ontario M5V 2Y1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Share Transfer Agreement

On August 11, 2026, Fort Technology Inc. (the “Company”), Logia USA Inc. (“Logia USA”), and Yair Harel (the “Founder”) entered into a share transfer agreement (the “Share Transfer Agreement”) pursuant to which the Company agreed to acquire 50.1% of the issued and outstanding equity interests of Logia USA from the Founder. In consideration, the Company agreed to issue to the Founder 132,603 common shares of the Company, representing an aggregate value of $125,000, with the number of shares determined based on the average closing price of the Company’s common shares on the Nasdaq Capital Market during the 14 trading days preceding signing.

Following the closing, the Company will own 50.1% of Logia USA and the Founder will own 49.9% of Logia USA. The closing is subject to customary closing conditions and is expected to occur prior to October 1, 2026. Concurrently with the execution of the Share Transfer Agreement, the parties entered into certain ancillary agreements, including the Credit Facility Agreement, the Consulting Agreement and the License Agreement, each as defined and further described below.

The Share Transfer Agreement also establishes a governance framework for Logia USA. Following the closing, Logia USA’s board of directors will consist of three directors, with the Company having the right to appoint two directors and the Founder having the right to appoint one director. Upon the occurrence of certain equity rebalancing events that result in the Founder holding a majority of the outstanding equity interests of Logia USA, the board designation rights will automatically reverse, with the Founder thereafter having the right to appoint two directors and the Company having the right to appoint one director. The Share Transfer Agreement also provides for information rights, minority shareholder protective provisions, tag-along and drag-along rights and other governance arrangements.

The Share Transfer Agreement further includes a performance-based equity rebalancing mechanism pursuant to which the Founder may become entitled to receive additional equity interests in Logia USA upon the achievement of specified cumulative revenue and profitability milestones during the three-year period following closing. Upon achievement of cumulative revenue thresholds of $50 million, $100 million, $150 million and $250 million, while maintaining a minimum 20% net profit margin, the Founder’s ownership interest would be increased to 70%, 80%, 85% and 95%, respectively, through the issuance of additional equity securities by Logia USA. As a result, the Company’s ownership interest in Logia USA may be substantially diluted if the applicable milestones are achieved.

Credit Facility Agreement

On August 11, 2026, in connection with the transactions contemplated by the Share Transfer Agreement, the Company and Logia USA entered into a credit facility agreement (the “Credit Facility Agreement”) pursuant to which the Company agreed to provide Logia USA with a credit facility of up to $2.0 million. Advances under the facility are to be funded in tranches upon the achievement of specified operational and commercial milestones. Borrowings accrue interest at a rate of 6% per annum.

The proceeds of the facility are to be used to support Logia USA’s business operations, including product development, commercialization, expansion, partnerships, marketing, operational scaling and payment of the License Fee to Logia Israel pursuant to the License Agreement (each as defined below). The outstanding principal balance and accrued interest are due on the earlier of (i) the third anniversary of the initial advance and (ii) the occurrence of the first equity rebalancing event under the Share Transfer Agreement.

The Credit Facility Agreement contains customary events of default, including payment defaults, certain breaches of the Share Transfer Agreement and insolvency-related events. Upon the occurrence of certain events of default, the Company may require Logia USA to issue additional equity interests such that the Company would hold 85% of the outstanding equity interests of Logia USA following such issuance, subject to applicable corporate approvals and legal requirements. Following any such issuance, the Founder’s ownership interest would be correspondingly diluted and the equity rebalancing mechanism contained in the Share Transfer Agreement would be suspended for so long as the Company continues to hold 85% or more of the outstanding equity interests of Logia USA as a result of such issuance. If Logia USA does not have sufficient authorized shares available to effect such issuance, Logia USA will be required to seek stockholder approval to increase its authorized capital stock and to continue seeking such approval at subsequent stockholder meetings until obtained.

License Agreement

On August 11, 2026, in connection with the transactions contemplated by the Share Transfer Agreement, Logia USA entered into a license agreement (the “License Agreement”) with Logia Israel Ltd. (“Logia Israel”), pursuant to which Logia Israel granted Logia USA an exclusive license to certain patents, know-how and related intellectual property relating to automated fuel maintenance and fuel integrity systems and related products. The license covers North America and permits Logia USA to develop, manufacture, market, distribute and commercialize products utilizing the licensed technology. Logia USA also has the right to grant sublicenses subject to specified conditions.

As consideration for the license, Logia USA agreed to pay Logia Israel a one-time, non-refundable license fee of $125,000. The agreement has an initial term of five years and may be extended by Logia USA for up to two additional five-year terms. Logia Israel retains ownership of the licensed intellectual property, while certain jointly developed intellectual property will be jointly owned by Logia USA and Logia Israel.

Consulting Agreement

On August 11, 2026, in connection with the transactions contemplated by the Share Transfer Agreement, Logia USA, the Company and Mr. Harel entered into a consulting agreement (the “Consulting Agreement”) pursuant to which Mr. Harel will serve as Chief Executive Officer of Logia USA as an independent contractor. Mr. Harel will receive an annual consulting fee of $140,000, payable monthly. In addition, Mr. Harel will be entitled to a bonus equal to 10% of Logia USA’s annual net profit in any fiscal year in which Logia USA’s operating profit exceeds $5.0 million.

The Consulting Agreement also provides for equity-based compensation consisting of common shares of the Company having an aggregate value of up to $2.5 million. Subject to Mr. Harel’s continued service and the achievement of certain business, operational, and sales-related milestones, the Company may, over a two-year period, issue up to an aggregate of 2,652,058 common shares to Mr. Harel in three tranches, with each tranche becoming issuable upon the achievement of specified milestones. No issuance of shares may cause Mr. Harel and his affiliates to beneficially own more than 9.99% of the Company’s outstanding common shares at any time.

The Consulting Agreement contains customary confidentiality, intellectual property assignment, non-competition and non-solicitation provisions. Mr. Harel’s engagement may be terminated only for specified “Cause” events, subject to the terms of the agreement.

The common shares to be issued pursuant to the Share Transfer Agreement, as well as any additional common shares that may become issuable thereunder upon the achievement of specified milestones pursuant to the Consulting Agreement, are expected to be offered and issued in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon Section 4(a)(2) thereof and/or Rule 506 of Regulation D promulgated thereunder and/or Regulation S promulgated under the Securities Act. The recipients of such securities will represent, among other things, that they are acquiring the securities for their own accounts and not with a view to, or for sale in connection with, any distribution thereof in violation of the Securities Act. No securities have been issued as of the date of this report, and any securities issued pursuant to the Share Transfer Agreement will be issued without registration under the Securities Act in reliance upon the foregoing exemptions. Any such securities will constitute restricted securities and may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

The foregoing descriptions of the Share Transfer Agreement and the Credit Facility Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Share Transfer Agreement and the Credit Facility Agreement, copies of which are filed as Exhibits 10.1 and 10.2, respectively, to this Report on Form 6-K and are incorporated herein by reference. The foregoing descriptions of the Consulting Agreement and the License Agreement are summaries only, do not purport to be complete, and are qualified in their entirety by reference to the terms of such agreements.

This Report on Form 6-K contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, but are not limited to, statements regarding the anticipated closing of the transactions contemplated by the Share Transfer Agreement and ancillary agreements, the issuance of securities thereunder, the anticipated benefits of the transactions, the future operations and performance of Logia USA, the availability and funding of the credit facility, the achievement of operational, commercial, revenue, profitability or other milestones, the potential issuance of additional securities, and other statements that are not historical facts. Forward-looking statements may be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “may,” “will,” “could,” “would,” “should,” and similar expressions. These statements are based on current expectations and assumptions and are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the satisfaction of closing conditions, receipt of required regulatory and stock exchange approvals, the ability of the parties to consummate the transactions, the performance and growth of Logia USA’s business, market and economic conditions, and other risks disclosed in the Company’s filings with the SEC. The Company undertakes no obligation to update or revise any forward-looking statements, except as required by applicable law.

On August 11, 2026, the Company issued a press release titled “Fort Technology Signs Agreements for the Acquisition of Logia USA - Fuel Integrity Solutions for Data Centers Company,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description of Document
10.1*	Share Transfer Agreement, dated August 11, 2026, by and among Fort Technology Inc., Logia USA Inc. and Yair Harel
10.2	Credit Facility Agreement, dated August 11, 2026, by and among Fort Technology Inc. and Logia USA Inc.
99.1	Press release titled: “Fort Technology Signs Agreements for the Acquisition of Logia USA - Fuel Integrity Solutions for Data Centers Company”

*	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fort Technology Inc.

Date: August 11, 2026	By:	/s/ Avishay Rashuk
Avishay Rashuk
Chief Financial Officer

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